# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 07/27/2026
Amends the filing with accession number 0001193125-21-264218
Filed by CIK 0001881188
Persons authorized to receive notices and communications: Sumant Sinha, Commercial Block-1, Zone 6, Golf Course, DLF City Phase-V, Gurugram, United Kingdom (X0), K7 122009, (91) 124 489 6670

## Reporting persons
- Sinha Sumant (CIK 0001881188): type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 48,241,857; shared voting power 11,437,641; sole dispositive power 48,241,857; shared dispositive power 11,437,641; aggregate amount beneficially owned 59,679,498 (19.53% of the class)
- Cognisa Investment: type of reporting person: partnership (PN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,498,328; sole dispositive power 0; shared dispositive power 6,498,328; aggregate amount beneficially owned 6,498,328 (2.64% of the class)
- Wisemore Advisory Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,939,313; sole dispositive power 0; shared dispositive power 4,939,313; aggregate amount beneficially owned 4,939,313 (2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Comment:
This Amendment No. 9 (the "Amendment No. 9") is being filed by the undersigned, pursuant to 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 2, 2021, as amended and supplemented on November 21, 2022, November 30, 2023, December 10, 2024, July 2, 2025, October 10, 2025, December 15, 2025, May 28, 2026 and May 29, 2026 (the "Original Schedule 13D") and as further amended and supplemented by this Amendment No. 9 to the Original Schedule 13D (collectively, the "Schedule 13D").

Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 9 shall have the same meanings ascribed thereto in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

On July 27, 2026, the Consortium jointly submitted a revised proposal (the "Revised Proposal") to the special committee of the Board. The Revised Proposal increases the Cash Offer to $7.02 per share. All other terms of the proposal made by the Consortium on May 28, 2026, including the Rollover, remain unchanged. The Revised Proposal is the Consortium's best and final non-binding offer.

The Revised Proposal is non-binding, and no agreement, arrangement or understanding between the Consortium, on the one hand, and the Issuer, on the other hand, relating to the Revised Proposal, the Proposed Transaction or any other transaction will be created until such time as definitive agreements for the Proposed Transaction have been executed and delivered.

The Reporting Person does not intend to update this Schedule 13D to reflect developments relating to the Proposed Transaction except to the extent required by law.

References to, and descriptions of, the Revised Proposal in this Schedule 13D are qualified in their entirety by the terms of the Revised Proposal, a copy of which is attached hereto as Exhibit 99.17 and is incorporated in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 9 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

As of the date hereof, Cognisa Investment is the record holder of 6,498,328 Class A ordinary shares, nominal value of $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer"). Based on 245,833,850 Shares (excluding treasury shares) of the Issuer outstanding as of October 2, 2025, as reported by the Issuer on Form 6-K furnished with the SEC on October 28, 2025, Cognisa Investment beneficially owns approximately 2.64% of the outstanding Shares.

As of the date hereof, Wisemore Advisory Private Limited is the record holder of 4,939,313 Shares. Based on 245,833,850 Shares (excluding treasury shares) of the Issuer outstanding as of October 2, 2025, as reported by the Issuer on Form 6-K furnished with the SEC on October 28, 2025, Wisemore Advisory Private Limited beneficially owns approximately 2.00% of the outstanding Shares.

As of the date hereof, Mr. Sinha is the record holder of one Class B Ordinary Share, which represents voting rights equal to (i) 82 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (ii) 6,498,328 Shares that would have been issued to Cognisa and its affiliates if Cognisa and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, and (iii) 4,939,313 Shares that would have been issued to Wisemore and its affiliates if Wisemore and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289. Cognisa and Wisemore are directly owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, Mr. Sinha is the record holder of 48,241,857 Shares issuable upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof.

Based on an aggregate of 305,513,348, comprising of 245,833,850 Shares (excluding treasury shares) outstanding as of October 2, 2025, 11,437,641 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1- to-0.8289 and the 48,241,775 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, Mr. Sinha beneficially owns approximately 19.53% of the outstanding Shares. Items 7 through 11 and 13 of the cover pages of this Amendment No. 9 are hereby incorporated by reference.

Pursuant to Section 13(d) of the Act, by virtue of the relationships described in this Schedule 13D, the Reporting Persons may be deemed to be a member of a "group" with CPPIB. However, the Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by CPPIB or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons beneficially own any Shares that are beneficially owned by CPPIB or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by CPPIB or any other reporting person(s).

Based on the Schedule 13D filed by CPPIB with the SEC on the date hereof, CPPIB beneficially owns, and has sole voting power and sole dispositive power with respect to 88,846,844 Shares, which represents approximately 34.4% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by CPPIB by virtue of the Class D Share held by CPPIB).

Accordingly, in the aggregate, the Reporting Person and CPPIB may be deemed to beneficially own 148,526,342 Shares. Based on an aggregate of 317,859,026 Shares, comprised of (i) 245,833,850 Shares outstanding as of October 2, 2025, as reported by the Issuer on Form 6-K furnished with the SEC on October 28, 2025, (ii) 12,345,678 Shares that would have been issued to CPPIB if CPPIB had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 48,241,775 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, the Reporting Persons and CPPIB may be deemed to beneficially own approximately 46.73% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and 13 of the cover pages of this Amendment No. 9 are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

Exhibit 99.17: Revised Proposal, dated July 27, 2026, from Canada Pension Plan Investment Board and Sumant Sinha.

## Signatures
- Sinha Sumant: /s/ Sumant Sinha, Sumant Sinha, in person capacity (07/27/2026)
- Cognisa Investment: /s/ Sumant Sinha, Sumant Sinha, Partner (07/27/2026)
- Wisemore Advisory Private Limited: /s/ Sumant Sinha, Sumant Sinha, Director (07/27/2026)